Issuer Free Writing Prospectus dated August 1, 2012

Filed Pursuant to Rule 433

Registration Statement No. 333-168627

(Relating to Preliminary Prospectus Supplement dated August 1, 2012)

Affiliated Managers Group, Inc.

$200,000,000

6.375% Senior Notes due August 2042

Term Sheet

August 1, 2012

The following information relates only to Affiliated Managers Group, Inc.’s offering (the “Offering”) of its 6.375% Senior Notes due 2042 and should be read together with the preliminary prospectus supplement dated August 1, 2012 relating to this Offering and the accompanying prospectus dated August 6, 2010, including the documents incorporated by reference therein.

Issuer:	Affiliated Managers Group, Inc. (NYSE: AMG)

Title of Security:	6.375% Senior Notes due August 2042

Type of Offering:	SEC Registered

Expected Ratings (S&P / Fitch)*:	BBB- / BBB- (Stable/Stable)

Principal Amount:	$200,000,000

Over-Allotment Option:	None

Trade Date:	August 1, 2012

Settlement Date (T+5):	August 8, 2012

Maturity Date:	August 15, 2042

Denomination:	$25

Interest Payment Dates:	February 15, May 15, August 15 and November 15

First Interest Payment Date:	November 15, 2012

Optional Redemption:	Par call on or after August 15, 2017

Coupon:	6.375%

Price to Public:	$25.00 per Senior Note due 2042

Underwriting Discount:	$0.6635 per Senior Note due 2042

Proceeds, Before Expenses:	$194,692,000

Use of Proceeds:

The net proceeds of this offering are estimated to be $194,292,000 after deducting the underwriting discounts and estimated offering expenses payable by the issuer. The issuer intends to use a portion of the net proceeds of this offering to repay currently outstanding indebtedness under its revolving credit facility. The remaining portion of the net proceeds will be used for other general corporate purposes.

Lock-Up of the Issuer:	30 days from August 1, 2012; applies to any debt securities or securities exchangeable for or convertible into debt securities

CUSIP / ISIN:	008252876 / US0082528763

Expected Listing:

The issuer intends to apply to list the notes on the New York Stock Exchange (the “NYSE”). If the application is approved, the issuer expects trading in the notes on the NYSE to begin within 30 days of August 8, 2012, the original issue date.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC Deutsche Bank Securities Inc.

Co-Managers:	RBC Capital Markets, LLC Mitsubishi UFJ Securities (USA), Inc. RBS Securities Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a preliminary prospectus supplement and accompanying prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and the accompanying prospectus, and other documents the issuer has filed with the SEC for more complete information about the issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322,  Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.

This pricing term sheet supplements and updates the information contained in the preliminary prospectus supplement issued by Affiliated Managers Group, Inc. on August 1, 2012 relating to its prospectus dated August 6, 2010.